August 26, 1995


Barry Florescue
BFMA Holding Corporation
701 S.E. 6th Avenue
Delray Beach, FL 33483

Gentlemen:

         Based on our discussions and the information you have provided to us to date, Siena Capital Partners, L.P. ("Siena") is pleased to present the following financing commitment (the "Commitment Letter") for a bridge facility (the "Bridge Facility") to BFMA Holding Corporation ("BFMAHC") and BFMA Acquisition Corporation, a newly formed subsidiary of BFMAHC (collectively, the "Company") for the purposes of acquiring Marietta Corporation, a New York corporation ("Marietta"). The Bridge Facility under which Siena shall provide up to $5,500,000 of financing will be based upon the terms outlined below and is subject to satisfaction of the following conditions. In connection with our review, Siena has reviewed the public filings of Marietta and financial and other documents provided by BFMAHC.

1. Transaction. The Company has entered into an agreement to acquire all the outstanding shares of common stock (including all related stock options and warrants) of Marietta for up to $10.25 per share. The Company will also be responsible for refinancing all the debt of Marietta and will assume all other assets and liabilities of Marietta at the closing of the transaction (the "Transaction"). The Company has the necessary equity (the "Equity") and presently has a commitment letter regarding a Revolving Line of Credit and Term Loan (the "Senior Debt"). The Bridge Facility will be used to provide the balance of the financing required to complete the Transaction.

2. Purpose. The proceeds of the Bridge Facility in combination with the Equity and the Senior Debt are for the specific purpose of (i) providing the necessary capital to purchase Marietta shares in connection with the merger, the consummation of which will be deemed the Closing Date; (ii) refinancing all the debt of Marietta; and (iii) paying the fees and expenses related to the Transaction. The Bridge Facility is not intended to provide the Company or Marietta with long-term permanent financing.

3. Sources and Uses of Funds at Closing. Siena's commitment for $5,500,000 is based upon the following sources and uses of the Transaction:


SOURCES                                                              USES
- -------                                                              ----
Cash, Revolver and Term Facility.................       $34,913,000  Purchase Marietta shares*................... $37,284,000

Bridge Facility..................................         5,500,000  Refinance Marietta debt.....................   7,129,000

Equity...........................................         7,500,000  Fees and expenses...........................   3,500,000
                                                        -----------                                               -----------
  Total..........................................       $47,913,000   Total...................................... $47,913,000
                                                        ===========                                               ===========

* Assumes 3.6 million shares at $10.25 per share and approximately 80 thousand stock options and 90 thousand stock appreciation rights with an average exercise price of $7.40 for those options and SARs which are in the money.

4. Permanent Financing. An affiliate of the Company, Florescue Family Corporation, ("Florescue") has entered into an engagement letter (the "Engagement Letter") with Dabney Resnick, Inc. ("DR"), which provides that DR will act as exclusive financial advisor and placement agent to Florescue and the Company in connection with the Company's acquisition of Marietta and the refinancing of the Bridge Facility (the "Permanent Financing").

         DR, acting in the best interests of the Company, will use its reasonable good faith efforts to arrange Permanent Financing at customary and reasonable market terms. As necessary, the Company will make available sufficient equity participation in the Company, to the lenders of and investors in the Permanent Financing to allow DR to place the securities in a timely manner. Nothing contained herein shall constitute a commitment by DR or Siena to purchase any securities in the Permanent Financing.

5. Term. The Bridge Facility shall terminate and all then unpaid balances will be due six months after the Closing Date (the "Maturity Date"). Prior to the Maturity Date, the Company shall have the right to repay at any time without premium or penalty the principal of the Bridge Facility in full or in integrals of $250,000. The Bridge Facility shall be redeemed out of the first proceeds received from any financing consummated subsequent to the Closing Date and prior to the Maturity Date. Such prepayment or any refinancing will also include all accrued interest, fees or any other amounts due and payable under the Bridge Facility and the Engagement Letter.

6. Security. The Bridge Facility shall be secured by a first priority lien on all the shares of common stock of Marietta acquired by the Company (the "Priority Collateral"). Siena will release all the above security upon completion of the Permanent Financing.

7. Interest. The Bridge Facility shall bear interest at a rate of 18.0% per annum. Interest and days outstanding shall be calculated on a 30/360 basis and shall be payable monthly in arrears, with the first interest payment due 30 Days subsequent to the Closing

Date. If the Bridge Facility has not been paid in full by the Maturity Date then any outstanding balances will bear interest at a rate per annum of 20.0%.

8. Commitment Fee. A non-refundable fee (the "Commitment Fee") shall be payable to Siena upon the execution of this Commitment Letter in the amounts and pursuant to the terms and conditions set forth in the Commitment Fee Agreement dated as of the date hereof, between the Company and Siena.

9. Takedown Fee. A non-refundable fee of $220,000 shall be payable to Siena on the Closing Date (the "Takedown Fee"). If, for any reason, Siena or the Company should choose not to fund the entire amount available under the Bridge Facility, the Takedown Fee will be reduced by a prorated amount. It is agreed that the Takedown Fee shall be paid from the proceeds of the Bridge Facility.

10. Expenses. In addition to the Commitment Fee and the Takedown Fee, the Company shall be responsible for all expenses associated with the Transaction. Upon request by Siena, the Company agrees to reimburse Siena and DR for all out-of-pocket expenses (including without limitation all reasonable fees and expenses of counsel) incurred by Siena or DR in connection with the Transaction. Such reimbursement to occur no later than 30 days following the submission of expenses to the Company by Siena or DR.

11. Warrants. Upon closing the Transaction, the Company shall issue to Siena warrants (the "Siena Warrants") which when exercised will represent 3.0% of the common stock of Marietta on a fully-diluted basis (including, without limitation, the common stock underlying warrants issued to DR and the warrants expected to be issued to the lenders of and investors in the Permanent Financing). The Siena Warrants will contain certain standard and customary anti-dilution provisions. The Siena Warrants will entitle the holders to purchase shares at an exercise price of $0.01 per share and will contain a "cashless" exercise provision. The Siena Warrants will be exercisable for a term of five years and will be entitled to standard piggyback registration rights.

12. Conditions Precedent to Funding. Siena's obligation to enter into the Bridge Facility and provide the Company with cash proceeds is subject to satisfaction of all the following conditions in a manner acceptable to Siena and its counsel:

              (a)   Approval and consummation of the merger.

              (b) The Sources of Funds are substantially similar to those outlined above in Section 3 and are satisfactory to Siena, in the sole discretion of Siena.

              (c) Siena's security interests, as outlined above, shall be perfected and all financing statements or other documents relating to such collateral shall have been filed or recorded as appropriate. There shall be no other security interests in the Priority Collateral.

              (d) All statutory, judicial, regulatory and governmental approvals and consents, if any, required with respect to the Transaction and the secured Bridge Facility contemplated by this letter shall have been obtained, and such approvals and consents shall be on terms acceptable to Siena. All necessary notifications, registrations and filings shall have been made in compliance with all applicable laws and regulations.

              (e) No material adverse change, as determined by Siena or DR, in the sole discretion of Siena or DR, in the condition or operations (financial or otherwise) of Marietta shall have occurred since the date of the Commitment Letter.

              (f) No default or event of default shall exist or will exist upon completion of the Transaction under any financing documents between the Company and any other party to the Transaction.

              (g) All costs, fees, expenses and other compensation payable to Siena contemplated in this letter shall have been paid to the extent then due.

              (h) Documentation satisfactory to Siena, in the sole discretion of Siena, shall be completed prior to the Closing Date.

              (i) Approval by Siena's Executive Loan Committee of the definitive terms of the Bridge Facility.

13. Indemnification. The Company hereby agrees to (a) indemnify and hold harmless Siena and DR, each of their affiliates and each director, officer, employee and agent of each such entity (each an "Indemnified Person") from and against any and all losses, claims, damages, liabilities and expenses that arise out of, result from or relate to this letter or the Transaction, and (b) reimburse each Indemnified Person for all legal or other expenses incurred in connection with investigating, defending or participating in the defenses of any such matter (whether or not such Indemnified Person is a party to any action or proceeding out of which any such expense arises).

We look forward to working with you to complete this transaction.


Sincerely,


SIENA CAPITAL PARTNERS, L.P.

By:   CHARLEVILLE CAPITAL, L.P.
- -------------------------------
        its General Partner

By:   ANEIS ADVISORS, INC.
- -------------------------------
       its General Partner



By: /s/Jeffrey Serota
- -------------------------------
     Jeffrey Serota
     Vice President


Agreed to and accepted this 26th day of August, 1995


BFMA HOLDING CORPORATION


By: /s/Barry Florescue
- -------------------------------
     Barry Florescue
     President